UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________
Form 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File No. 1-32876
________________
A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Wyndham Hotel Group
Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wyndham Hotels & Resorts, Inc.
22 Sylvan Way
Parsippany, New Jersey 07054

WYNDHAM HOTEL GROUP EMPLOYEE SAVINGS PLAN

Page
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2019	4
Notes to Financial Statements	5
SUPPLEMENTAL SCHEDULE
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019	11
SIGNATURE	12
EXHIBIT
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm
Exhibit 23.2 - Consent of Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator, Participants and Beneficiaries
of the Wyndham Hotel Group Employee Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Wyndham Hotel Group Employee Savings Plan (the “Plan”) as of December 31, 2019, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
This is our first year serving as the Plan’s auditor.
Dallas, Texas
June 26, 2020

Report of Independent Registered Public Accounting Firm

To the Plan Administrator, Participants and Beneficiaries
of the Wyndham Hotel Group Employee Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Wyndham Hotel Group Employee Savings Plan (the “Plan”) as of December 31, 2018. In our opinion, the financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ EisnerAmper LLP

We served as the Plan’s auditor only in 2019.

EISNERAMPER LLP
Iselin, New Jersey
June 28, 2019

WYNDHAM HOTEL GROUP EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31,

	2019	2018
ASSETS:
Participant-directed investments at fair value:
Cash and cash equivalents	$16,091	$1,206
Mutual funds	174,034,826	77,801,359
Common collective trusts	99,240,971	56,623,104
Common stock	10,101,666	7,392,692
Money market	3,303,201	2,993,655
Total investments	286,696,755	144,812,016

RECEIVABLES:
Employer contribution receivable	223,981	184,660
Employee contribution receivable	379,869	241,477
Notes receivable from participants	5,028,283	2,174,480
Total receivables	5,632,133	2,600,617

NET ASSETS AVAILABLE FOR BENEFITS	$292,328,888	$147,412,633

The accompanying notes are an integral part of these financial statements.

WYNDHAM HOTEL GROUP EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31,

2019
ADDITIONS:
Contributions:
Employee contributions	$18,521,343
Employer contributions	9,457,401
Total contributions	27,978,744

Net investment income:
Net appreciation in fair value of investments	40,556,136
Dividends	9,274,219
Net investment income	49,830,355

Interest income on notes receivable from participants	248,208

DEDUCTIONS:
Benefits paid to participants	(33,718,564)
NET INCREASE IN NET ASSETS	44,338,743

TRANSFERS INTO THE PLAN	100,577,512

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	147,412,633
End of year	$292,328,888

The accompanying notes are an integral part of these financial statements.

WYNDHAM HOTEL GROUP EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

The following brief description of the Wyndham Hotel Group Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was formed on June 1, 2018 in connection with Wyndham Hotels & Resorts, Inc.’s (the “Company” or “Wyndham Hotels”) separation from Wyndham Worldwide Corporation (“Wyndham") which was renamed Wyndham Destinations Inc. ("Wyndham Destinations”).
Bank of America, N.A. (the “Trustee”) is the Plan’s trustee. The Employee Benefits Committee of the Company (the “Plan Administrator”) controls and manages the operation and administration of the Plan. Under the terms of a trust agreement between the Trustee and the Company, contributions to the Plan are deposited with the Trustee and maintained in a trust on behalf of the Plan. The Plan Administrator has granted discretionary authority to one or more investment advisors appointed by the Plan Administrator.
On May 31, 2018, Wyndham Destinations completed the spin-off of the Company and distributed one share of the Company’s common stock for every one share of outstanding Wyndham Destinations common stock held on the close of business on May 18, 2018. Shares of Wyndham Destinations common stock can be held in the Plan until May 31, 2021. During this period no contributions, investments, reinvestments or exchanges are permitted, however, participants may direct such investments into other investment options in accordance with the Plan’s election provisions.
Upon the separation and distribution of the Company to Wyndham’s stockholders, employees of the Company commenced participation in the Plan. Accordingly, net assets associated with the account balances of employees of the Company, totaling approximately $153.7 million, were transferred from the Wyndham Worldwide Corporations Employee Savings Plan to the Plan.
On January 1, 2019, the assets of the Wyndham Hotels Employee Savings Plan were merged into the Plan. As a result of this merger, the Plan’s net assets increased by $37.0 million.
On April 1, 2019, the assets of the La Quinta 401(k) Savings Plan were merged into the Plan. As a result of this merger, the Plan’s net assets increased by $63.6 million.

The following is a summary of certain Plan provisions:
Eligibility
Each regular U.S. employee of the Company is eligible to participate in the Plan and receive employer matching contributions following the later of one year of employment and the attainment of age eighteen, excluding employees working at the Wyndham Rio Mar location in Puerto Rico. Additionally, each part-time U.S. employee (as defined in the Plan document) of the Company is eligible to participate in the Plan and receive employer matching contributions following one year of eligible service (as defined in the Plan document) and the attainment of age eighteen.
Contributions
Participants may contribute up to 50% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The Company makes a matching contribution in the amount of 100% up to the first 4% of eligible compensation and then 50% of a participant’s contribution up to the next 2% of eligible compensation (as defined in the Plan document) that a participant contributes to the Plan on a payroll period basis. Participants who have attained age 50 before the end of the taxable year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances (as defined in the Plan document). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments
Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, common collective trusts, a money market fund and Wyndham Hotels common stock as investment options for participants. Contributions and participant account balances are limited to a maximum of 25% into Wyndham Hotels common stock.
Vesting
Participants are immediately 100% vested in their contributions and employer contributions plus actual earnings thereon.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less (provided the vested balance is at least $2,000). The initial principal amount of the loan may not be less than $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Payment of Benefits
On termination of service, a participant may receive a lump-sum amount equal to the value of the participant’s vested interest in their account.
The Plan offers participants that have investments in the Company’s common stock, the option of having dividends on such stock distributed to the participant in either cash or deposited into the participant’s account. Any dividends received in cash by participants will be subject to income taxes in the year of receipt. In 2019, the Company's Board of Directors declared a quarterly cash dividend of $0.29 per share ($1.16 in aggregate). Dividends related to Wyndham Hotel’s common stock that were paid to the Plan were $118,618, of which $1,744 was distributed to participants in cash during 2019.

2. Summary of Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan contains investments in mutual funds, common collective trusts and common stock. Investment securities, in general, are exposed to various risks, such as interest rate and credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the Plan’s investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements.
Administrative Expenses
Pursuant to the plan document, administrative expenses may be paid by the Company, the Plan or both.

Payment of Benefits
Benefit payments to participants are recorded when paid. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid were $212,600 at December 31, 2019.
Valuation of Investments and Income Recognition
The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Securities traded on a national securities exchange, such as common stock, are valued at the last reported sales price on the last business day of the Plan year. Mutual funds and the money market fund are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common collective trusts are valued at the net asset value ("NAV") of the shares held by the Plan at year-end as a practical expedient, which is based on the fair value of the underlying assets.
Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. Such 12b-1 fees were ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940. These annual fees are used to pay for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the Plan’s investment earnings activity, and thus not separately identifiable as an expense.
The Wells Fargo Stable Return Fund (the “SRF”) is a common collective trust fund that invests primarily in both security-backed contracts (“SBCs”), also known as synthetic guaranteed investment contracts and guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions. The SRF contains several redemption restrictions including the right to require a 12-month notice for withdrawal of assets from the SRF initiated by the Company. Withdrawals initiated by participants of the Plan will be honored when received.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net Assets Available for Benefits presents net appreciation/(depreciation) in fair value of investments, which includes unrealized gains and losses on investments, realized gains and losses on investments sold and management and operating expenses associated with the Plan’s investments in mutual funds and collective trusts during the year ended December 31, 2019.
Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Recently Issued Accounting Pronouncements
Fair Value Measurement Disclosures. In August 2018, the Financial Accounting Standards Board issued guidance which eliminates, adds and modifies certain disclosure requirements for fair value measurements. This guidance is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. The Plan does not believe the adoption of this guidance will have a material impact on its financial statements and related disclosures.

3. Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated January 21, 2020, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the IRC. Therefore, there was no provision for income taxes as of the financial statement date.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4. Fair Value

The guidance for fair value measurement requires additional disclosures about the Plan’s assets and liabilities that are measured at fair value. The following table presents information about the Plan’s financial assets that are measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation techniques utilized by the Plan to determine such fair values. Financial assets carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Quoted prices for identical instruments in active markets.
Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value driver is observable.
Level 3: Unobservable inputs used when little or no market data is available.
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement falls has been determined based on the lowest level input (closest to Level 3) that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset.
The following tables present the Plan’s fair value hierarchy for assets measured at fair value on a recurring basis as of December 31, 2019 and 2018:

	As of December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)
Common stock (a)	$10,101,666	$10,101,666
Mutual funds	174,034,826	174,034,826
Common collective trusts (b)	99,240,971	—
Money market (c)	3,303,201	3,303,201
Total	$286,680,664	$187,439,693

	As of December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)
Common stock (a)	$7,392,692	$7,392,692
Mutual funds	77,801,359	77,801,359
Common collective trusts (b)	56,623,104	—
Money market (c)	2,993,655	2,993,655
Total	$144,810,810	$88,187,706

(a)	Represents Wyndham Hotels & Resorts, Inc. common stock, an exempt party-in-interest and Wyndham Destinations Inc.

(b)
Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

(c)	Primarily represents an investment in BlackRock FedFund.

5. Exempt Party-in-Interest Transactions

A portion of the Plan’s investments includes shares of mutual funds that are managed by the Trustee. The Trustee is the custodian of these investments as defined by the Plan, and, therefore, these transactions qualify as exempt party-in-interest transactions.
The Plan held approximately 102,780 and 99,100 shares of common stock of Wyndham Hotels & Resorts, Inc. as of December 31, 2019 and 2018, with a cost basis of approximately $4.8 million and $2.3 million and a fair value of approximately $6.5 million and $4.5 million, respectively.

Notes receivable from participants were $5.0 million and $2.2 million, as of December 31, 2019 and 2018, respectively. These notes receivables qualify as exempt party-in-interest transactions.

6. Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. Participants would become 100% vested in their profit sharing contributions.

7. Net Asset Value per Share

In accordance with the guidance for fair value measurements in certain entities that calculate NAV per share (or its equivalents), the Plan discloses the fair value, redemption frequency and redemption notice period at the plan level for those assets whose fair value is estimated using the NAV per share.
The following table sets forth a summary of the Plan’s investments with a reported NAV at December 31, 2019 and 2018:

	Fair Value*
Investment	2019	2018	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Harding Loevner Emerging
Markets Fund (a)	$4,274,973	$3,163,604	—	Daily	None	1 day
Invesco Oppenheimer
International Growth Fund II (b)	9,879,256	2,790,561	—	Daily	None	1 day
Northern Trust Collective
Aggregate Bond Index Fund (c)	5,776,297	2,573,009	—	Daily	None	N/A
Northern Trust Collective
All Country World Index Fund (d)	6,156,101	4,660,860	—	Daily	None	N/A
Northern Trust Collective
Extended Market Fund (e)	18,347,964	11,854,559	—	Daily	None	N/A
SSgA S&P 500
Index Fund (f)	35,730,708	22,490,779	—	Daily	None	1 day
Wells Fargo Stable
Return Fund (g)	19,075,672	9,089,732	—	Daily	None	N/A
	$99,240,971	$56,623,104	—

*	The fair values of the investments have been estimated using the NAV of the investment.

(a)	Investment seeks superior long-term returns from a portfolio of well-managed, financially strong companies in growing businesses that have clear competitive advantage.

(b)	Investment seeks to provide a vehicle for the collective investment of funds held by qualified trusts which seek long-term growth from foreign equity securities.

(c)	Investment seeks to produce results that approximate the overall performance of the Barclay’s U.S. Capital Aggregate Bond Index.

(d)	Investment seeks to produce results that approximate the risk and return characterized by the Morgan Stanley Capital International and All Country World Index.

(e)	Investment seeks to produce results that approximate the overall performance of the Dow Jones U.S. Completion Total Stock Market Index.

(f)	Investment seeks to invest in a portfolio of assets whose performance is expected to replicate as closely as possible, before expenses, the performance of the Standard & Poor’s 500 Index.

(g)	Investment seeks to provide a higher rate of return than shorter maturity investments, without the volatility.

8. Subsequent Event

In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. The COVID-19 pandemic has also led to extreme volatility in financial markets subsequent to year-end and has affected, and may continue to affect, the market price of Plan assets. While the potential economic impact brought by, and the duration of, COVID-19 may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets. As a result, the Plan’s investment portfolio has incurred a significant decline in fair value since December 31, 2019.  Because of the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, and related impact on the Plan’s liquidity cannot be determined at this time.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (“CARES”) Act was enacted and signed into law. The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. Plan management has evaluated the relief provisions available to plan participants under the CARES Act and has implemented the following provisions:

•	Special coronavirus distributions up to $100,000;

•	Increase in the available loan amount as described in Note 1 to the lesser of $100,000 or 100% of the participant’s vested account balance;

•	Extended the period for loan repayments, if applicable, up to one year; and

•	Suspended required minimum distributions for 2020.

The Plan evaluated subsequent events through the date of which the financial statements were issued, and determined that no additional disclosures were required.

*****

Wyndham Hotel Group Employee Savings Plan

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2019

(a)	(b) Identity of Issue, Borrower Current Lessor or Similar Party	(c) Description of Investment	(d) Cost**	(e) Current Value
	DWS RREEF Real Estate Securities Fund	Mutual fund		$6,070,672
	Federated Total Return	Mutual fund		16,293,263
	Fidelity Advisor Freedom Inc. I	Mutual fund		364,414
	Fidelity Advisor Freedom 2010I	Mutual fund		772,665
	Fidelity Advisor Freedom 2015I	Mutual fund		570,318
	Fidelity Advisor Freedom 2020I	Mutual fund		2,015,406
	Fidelity Advisor Freedom 2025I	Mutual fund		5,452,351
	Fidelity Advisor Freedom 2030I	Mutual fund		8,056,594
	Fidelity Advisor Freedom 2035I	Mutual fund		6,953,556
	Fidelity Advisor Freedom 2040I	Mutual fund		6,288,918
	Fidelity Advisor Freedom 2045I	Mutual fund		5,160,117
	Fidelity Advisor Freedom 2050I	Mutual fund		4,705,969
	Fidelity Advisor Freedom 2055 Fund (A)	Mutual fund		3,577,409
	Fidelity Advisor Freedom 2060 Fund (A)	Mutual fund		1,404,784
	Franklin Small Cap Growth R6	Mutual fund		8,575,511
	Harbor Small Cap Value RTMT	Mutual fund		16,703,413
	Lord Abbett Bond Debenture R6	Mutual fund		2,524,212
	MFS Value Fund R6	Mutual fund		16,392,490
	The Oakmark Equity and Income Fund	Mutual fund		11,085,915
	Prudential Jennison Growth Z	Mutual fund		34,770,883
	Transamerica International Equity Fund I	Mutual fund		12,063,054
	Vanguard Inflation Fund	Mutual fund		4,232,912
	Harding Loevner Emerging Markets Fund	Common collective trust		4,274,973
	Invesco Oppenheimer International Growth Fund II	Common collective trust		9,879,256
	Northern Trust Collective Aggregate Bond Index Fund	Common collective trust		5,776,297
	Northern Trust Collective All Country World Index Fund	Common collective trust		6,156,101
	Northern Trust Collective Extended Market Fund	Common collective trust		18,347,964
	SSgA S&P 500 Index Fund	Common collective trust		35,730,708
	Wells Fargo Stable Return Fund	Common collective trust		19,075,672
	Wyndham Destinations, Inc.	Common stock		3,646,033
*	Wyndham Hotels & Resorts, Inc.	Common stock		6,455,633
*	Various participants	Notes receivable from participants***		5,028,283
	BlackRock FedFund	Money market		3,090,072
	BLF Money Fund	Money market		213,129
	Cash and cash equivalents			16,091
	Total			$291,725,038
* Party-in-interest
** Cost information is not required for participant-directed investments.
*** Maturity dates range from 4/29/20 to 5/2/35. Interest rates range from 4.25% to 7.50%.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of the Wyndham Hotel Group Employee Savings Plan (or other persons who administer the employee benefit plan) have duly caused this fiscal report to be signed on its behalf by the undersigned hereunto duly authorized.

Wyndham Hotel Group Employee Savings Plan

By: /s/ William Skrzat
Chief Human Resources Services Officer
Wyndham Hotels & Resorts, Inc.

Date: June 26, 2020